

January 15, 2014

<u>Via U.S. Mail</u>
Mr. Billy V. Ray Jr.
Chief Executive Officer
Urban AG. Corp
800 Turnpike Street, Suite 103
North Andover, MA 01845

> **Re:** **Urban AG. Corp.**
> **Item 4.01 8-K**
> **Filed January 10, 2014**
> **File No. 0-52327**

Dear Mr. Ray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed January 10, 2014</u>

1. We note your disclosure in paragraph (a) indicating that you were not one of the clients for which Harris. F. Rattray, CPA was sanctioned. We note this statement has no basis. Please file an amendment to your Form 8-K to remove this language accordingly.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3744 with any questions.

Sincerely,

/s/ Tracie Towner

Tracie Towner
Staff Accountant